Simpson Thacher & Bartlett

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January 22, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athenex, Inc.

Draft Registration Statement on Form S-1, Submitted January 5, 2018

CIK No. 0001300699

On behalf of our client, Athenex, Inc., a Delaware Corporation (the “Company”), we hereby submit a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed public offering in the United States of the Company’s common stock.

The Registration Statement has been submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review. In addition, the Company has responded to the Staff’s comment contained in the comment letter dated January 17, 2018 (the “January 17 Comment Letter”) by revising the draft Registration Statement on Form S-1 as submitted on January 5, 2018. Set forth below is the Company’s response to the Staff’s comment in the January 17 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference.

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1. Please include disclosure on the cover page indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the cover page with language indicating the method by which the offering price will be determined.

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DANIEL FERTIG	ADAM C. FURBER	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

January 22, 2018

If you have any questions regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Questions pertaining to audit matters should be directed to Timothy Culhane of Deloitte & Touche LLP, the independent registered public accounting firm of the Company, at +1 585-238-3394.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:	Johnson Y.N. Lau, M.D., Chief Executive Officer and Board Chairman Teresa Bair, Senior Vice President of Corporate Development & Legal Affairs
Athenex, Inc.

Brian A. Mathes
Andrew C. Laub
Simpson Thacher & Bartlett LLP

Brian J. Cuneo
Nathan Ajiashvili
Latham & Watkins LLP

Timothy Culhane
Deloitte & Touche LLP